Michele Drummey
Vice President, Corporate Counsel
Law Department–Prudential Retirement

The Prudential Insurance Company of America
280 Trumbull Street, 16th Floor
Hartford, CT 06103
Michele.Drummey@prudential.com

October 22, 2021

VIA EDGAR
Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Prudential Retirement Insurance and Annuity Company
PRIAC Variable Contract Account A
Prudential Retirement Security Annuity
File. Nos. 333-139334, 811-21988
Dear Mr. Zapata:
This letter responds to comments that you provided to me during a telephone discussion on September 28, 2021, with respect to your review of Post-Effective Amendment No. 17 to Registration Statement No. 333-139334 and Post-Effective Amendment No. 82 regarding Separate Account 811-21988 (“Registration Statement”) for the PRIAC Variable Contract Account A (“Registrant”).
Set forth below are the comments of the SEC staff (“Staff”) along with the Registrant’s responses to, or any supplemental explanations of, such comments, as requested. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The Registrant filed a further post-effective amendment to the Registration Statement pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933 to delay the effectiveness of the filing on October 6, 2021 and will continue to file such delaying amendments until May 1, 2022 to afford the Registrant time to update the Registration Statement to reflect the responses to the comments and to include updated performance and financial information when available. The responses to the comments will be reflected in both the prospectus, statement of additional information (“SAI”), and in the Part C of the Registration Statement as applicable.
1.Comment: Please confirm that the Registrant is responsible for the accuracy of all disclosures in the filing.
Response: The Registrant acknowledges that it is responsible for the accuracy of all disclosures in the filing.

2.Comment: Please confirm that the Registrant will cascade all of the Staff’s comments throughout the Registration Statement where such comment is applicable.
Response: The Registrant confirms that it has cascaded all of the Staff’s comments throughout the Registration Statement wherever such comment is applicable.
3.Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.
Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary prospectus for each currently offered contract described under the statutory prospectus to which the updating summary prospectus relates.
4.Comment: Please explain the applicability of the “free look” or “right to cancel” provision if the product is no longer open to new investors.
Response: While we no longer sell PRSA to new Plans, it is open to those Plan participants who have an existing IncomeFlex Select account in the unregistered version of the product and experience a qualifying event under the Internal Revenue Code that allows them to “roll-over” their account value from the Plan version of the product to the IRA version of the product. In such cases, the investor would be afforded a “free look” under the insurance policy if one wished to cancel their investment in PRSA.
5.Comment: Please confirm that no state’s “free look” provision in less than a ten-day period.
Response: Ten days is the shortest “free look” or “right to cancel” provision under any state version of PRSA.
6.Comment: Please note the Registrant uses an abbreviated term throughout the prospectus for “Annual Portfolio Company Expenses” which should be updated throughout the Registration Statement.
Response: We have revised the term “Annual Portfolio Expenses” to “Annual Portfolio Company Expenses” throughout the Registration Statement in compliance with SEC Form N-4 instructions.
7.Comment: Please indicate why the prospectus and SAI are not referenced as available on the Registrant’s website on the back cover page.

Response: A Registrant may indicate, “if applicable” whether a prospectus and SAI are available on their website per Item 1 of Form N-4. Please note that an investor is only eligible to purchase PRSA if: (1) their retirement plan has selected the “Plan version” of PRSA on their platform and the investor is currently invested in that version of the product; and (2) if the investor has a qualifying event allowing the investor to “roll-over” their account value to the IRA version of PRSA. Therefore, we think making the prospectus and SAI available on our public website would be misleading. All prospecting materials are available through the participant’s website which requires a login to access.
* * * * *
We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (860) 818-2329 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michele Drummey Esq.
Michele Drummey Esq.
Vice President and Corporate Counsel
The Prudential Insurance Company of America
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